EXHIBIT 21

LIST OF SUBSIDIARIES

Worldwide Strategies Incorporated has the following subsidiaries:

Worldwide Business Solutions Incorporated, a Colorado corporation, which does not do business under any other name.

Worldwide Business Solutions Limited, a United Kingdom corporation, a subsidiary of Worldwide Business Solutions Incorporated, which does not do business under any other name.

Centric Rx, Inc., a Nevada corporation, which does not do business under any other name